Exhibit 99.6

FORM OF
LETTER TO SHAREHOLDERS

4,153,883 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. EASTERN TIME
ON [—], 2010, SUBJECT TO EXTENSION OR EARLIER CANCELLATION.

[—], 2010

Dear Stockholder:

Enclosed are the Prospectus dated [—], 2010 and other materials relating to the rights offering by TranSwitch Corporation. Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company’s common stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page [●] of the Prospectus. You should also refer to the detailed Instructions for Use of TranSwitch Corporation Subscription Rights Certificate included with this letter.  The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

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We are distributing to each record holder of our common stock on the record date, which is 5:00 p.m., Eastern Time, on April 29, 2010, at no charge, one transferable subscription right for each share of common stock owned. The subscription rights are evidenced by a transferable rights certificate.

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Each subscription right gives its holder a basic subscription right, which entitles the holder to purchase 0.20 shares of our common stock at a subscription price of $2.40 per share, upon timely delivery of the required documents and payment of the full subscription amount.

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Subject to the allocation described below and the limitations described in the Prospectus, each subscription right also grants its holder an over-subscription privilege to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription rights in full.

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If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on the back of your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription rights).

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If an insufficient number of shares are available to fully satisfy all over-subscription privilege requests, then we will allocate the available shares pro rata among the stockholders exercising the over-subscription privilege in proportion to the number of shares of common stock each of those stockholders owned on the record date, relative to the number of shares owned on such date by all stockholders exercising the over-subscription privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the over-subscription privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares will be allocated among all other stockholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.

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We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding up to the nearest whole share. Any excess subscription payments received will be returned, without interest, deduction or penalty, as soon as practicable after the expiration of the subscription period.

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The subscription rights may be sold, transferred or assigned in whole or in part. Subscription rights, however, will not be listed for trading on the NASDAQ Capital Market, any other stock exchange or market, or on the OTC Bulletin Board. Any transferee of any of your subscription rights must exercise those rights in the same way and subject to the same conditions as apply to when exercising the transferred rights.  The subscription agent must receive a proper transfer of a rights certificate from a transferor by [• ], 2010 for the transferee to be able to properly exercise the transferee’s own re-issued rights certificate by [• ], 2010.

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If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., Eastern Time, on [—], 2010, the expiration date for the rights offering, subject to extension or earlier cancellation. Any subscription rights not exercised prior to the expiration date will expire.

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You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s subscription right as soon as practicable after the rights offering has expired.

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In connection with the exercise of the over-subscription privilege, brokers, dealers, custodian banks and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised pursuant to basic subscription rights, whether the basic subscription rights of each beneficial owner of subscription rights on whose behalf the nominee holder is acting has been exercised in full, and the number of shares of common stock being subscribed pursuant to the over-subscription privilege by each beneficial owner of subscription rights on whose behalf the nominee holder is acting.

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If your shares are held in your name, a rights certificate is enclosed. If your shares are otherwise held in the name of your broker, dealer, custodian bank or other nominee, you must contact such nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [  ] of the Prospectus for a discussion of risk factors.

If you have any questions regarding the rights offering, completing a rights certificate or submitting payment in the rights offering, please contact our information agent for the rights offering, Georgeson, Inc., at (888) 867-6856 or, for banks and brokers, at (212) 440-9800. If you have any questions concerning the Company, please contact Robert Bosi, our Chief Financial Officer, at (203) 929-8810, Monday through Friday, between 8:00 a.m. and 5:00 p.m., Eastern Time.

Sincerely,

Dr. M. Ali Khatibzadeh
President and Chief Executive Officer